SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2 May 2012

AVIVA PLC

Changes to Aviva plc Board Committees

Aviva plc ("Aviva" or the "Company") confirms that, further to the Company's announcement on 28 March 2012, Leslie Van de Walle has today stepped down as a non-executive director of the Company and from the Remuneration and Risk Committees.

Aviva announces that with effect from today, Gay Huey Evans, one of its independent non-executive directors, has been appointed as a member of the Remuneration Committee and Glyn Barker, one of its independent non-executive directors, has been appointed as a member of the Risk Committee.

These disclosures are made pursuant to paragraph 9.6.11 of the UK Financial Services Authority Listing Rules.

Enquiries:
Russell Tullo - Deputy Group Company Secretary
Tel: 020 7662 0519

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 02 May, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary